BARRY HOWELL, MBA, FACMPE, FACHE

CO-FOUNDER ~ BOARD PRESIDENT ~ TREASURER

CHIEF EXECUTIVE OFFICER ~ ADMINISTRATOR ~ VICE PRESIDENT OF DEVELOPMENT

Strategic Planning & Execution / Business Development & Growth / IT Infrastructure Upgrades & Automation

Highly analytical senior executive with 15+ years of progressive leadership experience directing organizational growth, profitability, and sustainability within technical sales / marketing, financial services, and healthcare marketing and branding. Resourceful problem solver with success assessing client needs, determining profitable solutions, and communicating complex information to technical and non-technical audiences. Articulate communicator, enthusiastic learner, and active listener with success establishing credibility and confidence of team members and executive leadership internally and externally conveying vision and growth strategies incorporating new technologies, trends, and practices within diverse fast-paced environments.

CORE QUALIFICATIONS

- Leadership & Team Building
- Recruiting & Coaching
- Succession Planning
- Operations Management & Growth
- Oracle Business Intelligence
- Software Utilization & Analytics
- Performance Measurement
- Marketing & Sales Growth
- Project Management

CAREER HIGHLIGHTS

- Lead Organization through Private Equity transaction from inception, due diligence to closure and onboarding.
- Increased profitability 23% after implementing cloud-based healthcare analytics transforming organization in terms of billing, collections, P&L management, cash flow optimization, and stakeholder transparency for Arlington Orthopedic Associates, P.A. Expanded growth from 2 locations to 13 by the end of 2019.
- Featured in Forbes – "How Arlington Orthopedic Grew 18% Despite High Cost Of Complying With Affordable Care Act." www.forbes.com/sites/oracle/2016/10/31/how-arlington-orthopedic-grew-18-despite-high-cost-of-complying-with-affordable-care-act/?sh=7bad88074149

PROFESSIONAL EXPERIENCE

GOODDOCTORBAD, INC., DALLAS-FT. WORTH, TX — 2022-PRESENT

Building a digital platform for healthcare, investor relation, strategic planning and direction, alignment of 90-day sprints, healthcare marketing intelligence, user experience and interface, building sales and marketing pipeline with enterprise clients

BOARD PRESIDENT – CO-FOUNDER

Manage Investors, raising funds, contractor relations, developing marketing materials, managing messaging and copywrite contractors, user interface and user experience (UI/UX), financial projections, growth strategies, speaking

- Oversaw message testing for logo, naming, URL selection, with an 88% brand retention testing of 2 weeks after testing. Vitals and Healthgrades had a 0% and 8% retention respectively.
- Aggressive operational marketing plan, targeting females between 27-57, married with children because they drive healthcare.
- Have lead investor relations and fund raising to reach 4x the minimum funding needed to meet the Reg CF criteria and begin development.

ARLINGTON ORTHOPEDIC ASSOCIATES, P.A., Arlington, TX — 2014 – 2022

Orthopedic and ancillary service, physical therapy, imaging, lab, and in-patient physical therapy provider with 13 locations in DFW Metroplex, North Texas market, 230 employees, and 42 healthcare providers generating $40M in annual revenue.

CHIEF EXECUTIVE OFFICER – EXECUTIVE VICE PRESIDENT

Manage financial, operations, and revenue cycle for practice overseeing 46 direct and 200 indirect reports. Communicate extensively with Board of Directors made up of 5 Physicians elected by group. Champion strategic planning, growth, development, and onboarding of new Physicians. Liaise with Legal, Accounting, and other professional vendors. Coordinate Accountants, Attorneys, Bankers, Financial Advisors, Brokers, Contractors, Community Officials, Architects, and Representatives of hospitals as required.

- Grew group from $14M in revenue to $40M+ in revenue in 7-years. Expanded providers from 15 to 42 and locations from 2 to 14. Launched Lab service line managing 600+ samples per month and 5 more therapy sites. Streamlined new and existing offerings driving growth and profitability 23%.
- Oversaw joint ventures that provided 250% return on investment (Imaging). Implemented Code of Conduct for

staff members enabling HR effectiveness.

- Generated HIPPA handbook for compliance and managed 3rd party audits for billing best practices.
- Opened new service line "Performance Institute" for training top athletes including Olympians and players from MLB, NFL, NBA, and NHL as well as Division One College Athletes. Provided first-class facility for athletes to work with fitness experts in Mansfield, TX.
- Led 4 expansion projects and new builds of medical clinics and therapy locations working with Architects, Builders, General Contractors, and multiple vendors for properties.
- Received gain share payment from Cigna post Episodes of Care program performance evaluation outlining quality metric benchmarks for group, along with Medicare Bundled Programs.
- Negotiated for AOA to be contracted team Physicians for the XFL Dallas Renegades, and Dallas Jackals.

FORT WORTH BRAIN & SPINE INSTITUTE, LLP, Fort Worth, TX 2013 – 2014

3rd largest practice of Neurosurgeons in Texas comprised of 8 Surgeons, 3 Physician Extenders, and 46 employees generating $25M annually.

CHIEF EXECUTIVE OFFICER

Directed Finance, Growth, Service, People, and Quality operations managing 39 employees including Chief Operations Officer, Chief Financial Officer, and IT Manager.

- Outsourced billing for increase of $2M in revenue annually and restructured organizational architecture to reflect improved operations and overhead saving more than $250K. Managed $7M in new construction of main facility building.
- Negotiated $750K in savings with vendors for practice. Implemented strategic plan for practice and negotiated with 4 hospital systems at C-level to achieve strategic goals of practice.
- Generated 5K hits post development and launch of new website for practice in 2-months and 45 commercial referrals. Developed, vetted, and implemented ancillary income generating $1.5M for practice.
- Implemented online payroll system reducing practice FTE costs by 8% and fixed costs by 11%.

TEXAS HEALTH PRESBYTERIAN HOSPITAL, Flower Mound, TX 2010 – 2014

Syndicated physician partnership for joint venture acute care hospital of 100+ physician partners generating $187M in revenue.

DIRECTOR OF MARKETING & BUSINESS DEVELOPMENT

Facilitated growth of new facility to $300M+ in 28-months of operation. Recruited staff of 500+ Physicians and grew Imaging services from startup to billing $3.5M per month. Championed ER campaign that resulted in $657.00 in net revenue for every $0.70 spent. Promoted, branded, and grew all service lines for newly opened, acute care, full service hospital that features 103 beds, 8 bed ICU, Cardiac Cath Lab, Interventional Radiology suite, 3 special procedure rooms, full range of imaging services, 12 room ER, full OB services with NICU, surgical services, outpatient services, and full onsite laboratory services. Created, managed, and maintained all marketing collateral and campaigns for facility including print ads, digital media, social networking, and mail campaigns.

- Established da Vinci Surgical robotics program from inception to profitable service line as well as Sleep Lab, Epilepsy & Seizure Unit, Spine Program, Total Joints Program, and Men & Women Wellness Program.
- Coached Radiology Marketing Representative increasing growth 21% over 18-months.
- Elected to Texas Health Resources Ben Hogan Sports Medicine Committee supporting physicians and Administrators grow Sports Medicine program system wide with Texas Health resources in 20+ hospitals.

Prior tenures included:

DIRECTOR OF MARKETING & BUSINESS DEVELOPMENT, BAYLOR SURGICAL HOSPITAL, Fort Worth, TX

MARKETING, SALES, & BUSINESS DEVELOPMENT MANAGER, TEXAS BACK INSTITUTE, Plano, TX

SEARCH CONSULTANT, MERRITT, HAWKINS, & ASSOCIATES, P.A., Irving, TX

CREDIT MANAGER, WELLS FARGO FINANCIAL ACCEPTANCE, INC., Carrollton, TX

EDUCATION / CREDENTIALS

MASTER OF BUSINESS ADMINISTRATION, HEALTHCARE MANAGEMENT, THE UNIVERSITY OF TEXAS, Tyler, TX

BACHELOR OF SCIENCE, MARKETING, UNIVERSITY OF SOUTHERN MISSISSIPPI, Hattiesburg, MS

HEALTHCARE LEADERSHIP PROGRAM, HARVARD BUSINESS SCHOOL, Cambridge, MA

Fellow, Board Certified, **MEDICAL GROUP MANAGEMENT ASSOCIATION (MGMA)**

Fellow, **AMERICAN COLLEGE OF HEALTHCARE EXECUTIVES (ACHE)**

PROFESSIONAL AFFILIATIONS AND ACTIVITIES

Member, Leadership Council, **TEXAS ORTHOPEDIC ASSOCIATION**

Member, National Conference Speaker, **TEXAS MEDICAL GROUP MANAGEMENT ASSOCIATION (MGMA)**

Member, **AMERICAN COLLEGE OF HEALTHCARE EXECUTIVES (ACHE)**

Member, **NEUROSURGERY EXECUTIVES RESOURCE VALUE & EDUCATION SOCIETY (NERVES)**

Member, **AMERICAN ASSOCIATION OF NEUROLOGICAL SURGEONS (AANS)**

Member, **TARRANT COUNTY MGMA**